EXHIBIT 99.1

Electrovaya Receives the Make More in America Deal of the Year Award at Export-Import Bank of the United States' 2025 Annual Conference

TORONTO, ON / ACCESS Newswire / April 30, 2025 / Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announces that it has received the Make More in America Deal of the Year Award today at the Export-Import Bank of the United States' (EXIM) 2025 Annual Conference in recognition of the company's demonstrated commitment to onshoring critical lithium ion battery manufacturing to the U.S.

With manufacturing in Jamestown, New York, Electrovaya is a dynamic business, specializing in the development and manufacturing of lithium-ion batteries for a variety of applications. In November 2024, the Board of Directors of EXIM approved a nearly $51 million direct loan to support the interior construction of a manufacturing facility and procure equipment for lithium-ion battery cell and module production lines that will aid in the company's increased production capacity. In addition to supporting an estimated 290 U.S. jobs, the transaction will also see the reshoring of a critical part of the production cycle from overseas competitors.

"EXIM remains committed to the expansion of domestic exports and rebuilding of a resilient stateside critical minerals supply chain," said Acting President and Chairman Jim Cruse. "The financing we were able to provide Electrovaya further underscores our dedication to supporting American businesses while enhancing U.S. manufacturing and reinforcing the country's economic security."

"EXIM's support has been instrumental in accelerating Electrovaya's growth in the U.S. and to support the company's domestic manufacturing plans. Through EXIM's support, Electrovaya will be reshoring considerable production from Asia," said Raj DasGupta, Chief Executive Officer of Electrovaya. "The company is witnessing significant interest for its U.S.-manufactured products and expects to quickly ramp up production. The financing support enables us to expand battery manufacturing, scale production, and bring our safe, long-lasting lithium-ion technology to more customers." The expansion of the manufacturing facility will allow Electrovaya to produce battery cells and modules which are currently produced in China, and therefore also falls under EXIM's China and Transformational Exports Program.

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About EXIM

The Export-Import Bank of the United States (EXIM) is the nation's official export credit agency with the mission of supporting American jobs by facilitating U.S. exports. To advance American competitiveness and assist U.S. businesses as they compete for global sales, EXIM offers financing including export credit insurance, working capital guarantees, loan guarantees, and direct loans. As an independent federal agency, EXIM contributes to U.S. economic growth by supporting tens of thousands of jobs in exporting businesses and their supply chains across the United States. Learn more at www.exim.gov.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.

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